EXHIBIT I

TEEKAY TANKERS LTD. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08 Bermuda

NEWS RELEASE

TEEKAY TANKERS LTD. ANNOUNCES FIRST QUARTER DIVIDEND

Hamilton, Bermuda – May 13, 2008 – Teekay Tankers Ltd. (Teekay Tankers) today announced a cash dividend of $0.70 per share for the quarter ended March 31, 2008.  This dividend is payable on May 30, 2008 to all shareholders of record on May 23, 2008.

“We are pleased to declare Teekay Tankers’ first full quarter dividend since its initial public offering,” stated Bjorn Moller, Teekay Tankers’ Chief Executive Officer.  “Spot tanker freight rates in the second quarter to-date have exceeded the average rates in the first quarter. Coupled with our recent acquisition of two Suezmax tankers in April 2008, we expect to generate more cash available for distribution in the second quarter.”

About Teekay Tankers Ltd.

Teekay Tankers Ltd. is a Marshall Islands corporation recently formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its conventional oil tanker business. Teekay Tankers Ltd. currently owns a fleet of nine double-hull Aframax-class and two double-hull Suezmax-class oil tankers, which an affiliate of Teekay Corporation manages through a mix of short- or medium-term fixed-rate time-charter contracts and spot tanker market trading. In addition, Teekay Corporation has agreed to offer to Teekay Tankers Ltd., within 18 months following the completion of its initial public offering on December 18, 2007, the opportunity to purchase up to two existing Suezmax-class oil tankers. Teekay Tankers Ltd. intends to distribute on a quarterly basis all of its cash available for distribution, subject to any reserves established by its board of directors.

Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK”.

For Investor Relations enquiries contact:
Dave Drummond
Tel: + 1 (604) 844-6654

For Media enquiries contact:
Alana Duffy
Tel: + 1 (604) 844-6605

www.teekaytankers.com

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the estimated cash available for distribution in the second quarter of 2008; Teekay Tankers’ future growth prospects, including its ability to continue to expand its fleet through accretive acquisitions and to maximize dividends per share; and the potential for Teekay Tankers to acquire additional vessels from Teekay Corporation. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in spot market rates; changes in the production of or demand for oil; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in interest rates and the capital markets; the potential for early termination of time-charter contracts and inability of Teekay Tankers to renew or replace time-charter contracts; Teekay Tankers’ ability to raise financing to purchase additional vessels; the ability of Teekay Tankers' board of directors to establish cash reserves for the prudent conduct of Teekay Tankers' business or otherwise; and other factors discussed Teekay Tankers’ filings from time tot time with the SEC, including its Report on Form F-20 for the fiscal year ended  December 31, 2007.  Teekay Tankers expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay Tankers’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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